

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 30, 2014

<u>Via U.S. Mail</u>
James Moe
Chief Financial Officer
Black Ridge Oil & Gas, Inc.
10275 Wayzata Blvd. Suite 100
Minnetonka, Minnesota 55305

> **Re:** **Black Ridge Oil & Gas, Inc.**
> **Annual Report on Form 10-K**
> **Filed March 27, 2014**
> **File No. 0-53952**

Dear Mr. Moe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Properties, page 24</u>

<u>Productive Oil Wells, page 26</u>

1. Please expand your disclosure to include the number of net productive and dry development wells drilled during the periods ending December 31, 2013 and December 31, 2012 to comply with Item 1205(a)(2) of Regulation S-K.

<u>Reserves, page 27</u>

2. We note that you report a significant increase in the total net quantities of your proved undeveloped reserves during the period ending December 31, 2013. Please expand your disclosure to reconcile the overall change since the end of the prior year to identify and quantity the extent of the change attributable to material

causes, such as revisions of previous estimates, improved recovery, extensions and discoveries, purchases and sales, and quantities converted to developed during the period. Please include details within an accompanying narrative to further clarify the reasons for the changes for each material cause to comply with Item 1203(b) of Regulation S-K.

3.   Please comply with Item 1203(c) of Regulation S-K, which requires disclosure about "investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures."

4.   We note your statement that you "...do not have any material amounts of proved undeveloped reserves that have remained undeveloped for five years or more." Tell us the extent to which the proved undeveloped reserves disclosed as of December 31, 2013 are not expected to be developed within five years since your initial disclosure of these reserves. Given the general requirement to develop proved undeveloped locations within five years of initially claiming the reserves under Rule 4-10(a)(31)(ii) of Regulation S-X, we would like to understand the nature of any exceptions inherent in your estimates.

If any of your proved undeveloped reserves will take more than five years to develop since initial disclosure, please refer to question 131.03 in the Compliance and Disclosure Interpretations (C&DIs), and advise us the circumstances that you believe justify a period longer than five years. You may find the C&DIs on our website at the following address: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Financial Statements

Supplemental Oil and Gas Information (Unaudited), page F-30

Oil and Natural Gas Reserve Data, page F-31

5.   Please expand your disclosure regarding changes in proved reserves for the periods ending December 31, 2012 and 2013 to provide an explanation for significant changes reflected in each line item within your reconciliation, other than production, to comply with FASB ASC paragraph 932-235-50-5.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 .You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Karl Hiller *for*

H. Roger Schwall
Assistant Director